UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2004

Commission File Number: 0-20055

Consolidated Envirowaste Industries Inc.
(Translation of registrant’s name into English)

27715 Huntingdon Road, Abbotsford, B.C., Canada V4X 1B6
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F [X]	FORM 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):     [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):     [   ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

YES [X]	NO [ ]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-1399.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CONSOLIDATED ENVIROWASTE INDUSTRIES INC.
(Registrant)
Date September 2, 2004	By	“Douglas R. Halward”
(Signature)

Douglas R. Halward, President
(Name and Title of the Signing Officer)

The following attached documents are filed under this Form 6-K:

EXHIBIT A:	News Release dated September 1, 2004
EXHIBIT B:	BC Form 51-901F together with schedules A (unaudited financial statements for the nine months ended June 30, 2004), B (supplementary information) and C (management discussion and analysis)

EXHIBIT A

Consolidated Envirowaste Industries Inc.
27715 HUNTINGDON ROAD, ABBOTSFORD, BC V4X 1B6
TELEPHONE: 604-856-6836 FACSIMILE: 604-856-5644

NEWS RELEASE

Consolidated Envirowaste Reports Third Quarter Earnings
Abbotsford, British Columbia – September 1, 2004

Consolidated Envirowaste Industries Inc. (TSX Venture Exchange-CWD) announced today its results for the nine months ended June 30, 2004. A complete copy of the Company’s third quarter report is available on the internet at www.sedar.com. Excerpts from the quarterly unaudited financial statements are as follows:

	Quarter Ended	Quarter Ended	Nine Months Ended	Nine Months Ended
	June 30, 2004	June 30, 2003	June 30, 2004	June 30, 2003
Sales	$7,383,221	$7,366,287	$17,742,315	$17,075,126
Net Earnings	497,725	688,366	579,313	588,855
Basic earnings per common share	0.05	0.07	0.06	0.06
Diluted earnings per common share	0.05	0.07	0.06	0.06
Weighted average common shares outstanding	10,247,199	9,994,299	10,153,161	9,985,596

Consolidated Envirowaste Industries Inc. has reported third quarter net earnings for the three months ended June 30, 2004 of $497,725 or $0.05 per share ($0.05 fully-diluted) compared to net earnings of $688,366 or $0.07 per share ($0.07 fully-diluted) for the comparable quarter of 2003. For the nine months ended June 30, 2004 the Company had net earnings of $579,313 or $0.06 per share ($0.06 fully-diluted) compared to net earnings of $588,855 or $0.06 per share ($0.06 fully-diluted) for the same nine months of 2003.

The Company has elected to wind down the operations of its Georgia subsidiary over the next six months, and, as such, the results of the Georgia operations are presented separately as net after tax earnings from discontinued operations on a comparative basis. Included in net earnings for the three months ended June 30, 2004 is a net after tax loss of $11,442 compared to net earnings after tax of $159,787 for the June 30, 2003 quarter. Results for the nine months ended June 30, 2004 included Georgia’s net after tax earnings of $384,854 compared to net earnings after tax of $394,766 for the comparable period of 2003.

Third quarter revenues from continuing operations were comparable to revenues for the third quarter of 2003 as revenue from tipping rose 18% over the comparable quarter of 2003 while revenue from bulk and packaged products declined 7% and 42% respectively. Overall sales from continuing operations for the 2004 nine month period were impacted by translation differences in the Canadian dollar, as it rose 10% against the US dollar over the comparative nine month period of 2003. Total revenue increased just over $667,000 or 4% with revenue from tipping increasing 11% and sales of packaged product declining by 30% compared to the nine months ended June 30, 2004.

As in the first quarter of 2004, the Company improved gross margins for both the quarter and the nine month periods over 2003. Increased activity levels and new business resulted in an increase in selling expenses (primarily material removal from sites in our U.S. operations) over comparable periods in 2003 which were offset by lower freight volumes in the Canadian packaged products sector.

Pre-tax earnings from continuing operations increased $269,000 over the first nine months of 2003 and were augmented by gains on equipment dispositions of $255,000. Cash flows from operations after changes in non-cash working capital items in the third quarter fell $189,000 over the comparable quarter of 2003 and increased by $864,000 compared to the nine months ended June 30, 2003 when the Florida subsidiary was constructing its new facilities.

Consolidated Envirowaste Industries Inc. is a leading processor of wood and other organic wastes in Western Canada, Florida and Georgia. The Company markets and supplies biomass boiler fuel for electric generation facilities, charcoal manufacturers and pulp and paper mills in the U.S. as well as bulk landscaping products in each of these regions, and packaged soil products to major Western Canadian retailers.

Consolidated Envirowaste Industries Inc.

Per: “James E. Darby”

James E. Darby
Chairman and Chief Executive Officer

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

EXHIBIT B

British Columbia Securities Commission	QUARTERLY AND YEAR END REPORT
BC FORM 51-901F
(previously Form 61)

ISSUER DETAILS

For Quarter Ended:	June 30, 2004
Date of Report:	August 30, 2004

Name of Issuer:	Consolidated Envirowaste Industries Inc.
Issuer Address:	27715 Huntingdon Road, Abbotsford, B.C. V4X 1B6

Issuer Fax Number:	(604) 856-5644
Issuer Telephone Number:	(604) 856-6836

Contact Name:	Doug Halward
Contact Position:	President
Contact Telephone Number:	(604) 856-6836
Contact Email Address:	envirowaste@imag.net

Web Site Address:	Not applicable

CERTIFICATE

The one schedule required to complete this Report is attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

Director’s Name:	“Douglas Halward”	Date Signed: August 30, 2004

Director’s Name:	“James Darby”	Date Signed: August 30, 2004

CONSOLIDATED ENVIROWASTE INDUSTRIES INC.

Consolidated Financial Statements

June 30, 2004 and 2003

Index

Consolidated Balance Sheets

Consolidated Statements of Income and Deficit

Consolidated Statements of Cash Flows

Notes to Consolidated Financial Statements

Schedules of Consolidated Cost of Sales

Schedules of Consolidated Direct Selling Expenses

Schedules of Consolidated General and Administrative Expenses

Prepared by Management

CONSOLIDATED ENVIROWASTE INDUSTRIES INC.

Consolidated Balance Sheets June 30, 2004 and 2003	(audited)

	June 30,	June 30,	September 30,
	2004	2003	2003
ASSETS
Current
Cash and cash equivalents	$1,853,975	$1,666,743	$1,581,376
Accounts receivable	3,862,551	3,496,145	2,814,694
Inventories (note 2)	795,977	916,577	952,936
Refundable income taxes	—	—	64,340
Future income tax asset	204,913	296,776	215,255
Prepaid expenses and deposits	369,942	371,931	333,716

	7,087,358	6,748,172	5,962,317
Property, plant and equipment (note 3)	9,632,628	7,928,947	8,316,414
Assets under capital leases (note 4)	1,871,467	2,476,071	2,338,974
Future income tax asset	214,385	214,018	217,424
Other assets (note 5)	33,984	38,991	36,365

	$18,839,822	$17,406,199	$16,871,494

LIABILITIES
Current
Demand loans, secured (note 6)	$450,000	$1,036,851	$260,000
Accounts payable and accrued liabilities	2,170,773	2,196,264	1,867,039
Income taxes payable	336,338	180,053	—
Deferred revenue	265,503	147,959	217,849
Principal portion of long-term debt due within one year	1,662,263	864,308	1,078,684
Principal portion of capital lease obligations due within one year	516,421	482,168	500,370

	5,401,298	4,907,603	3,923,942
Long-term debt (note 7)	2,478,596	1,418,354	2,093,100
Obligations under capital leases (note 8)	1,191,749	1,695,475	1,566,740
Loans payable (note 9)	2,498,673	2,419,486	2,375,870
Future income taxes payable	174,402	—	176,874

	11,744,718	10,440,918	10,136,526

SHAREHOLDERS’ EQUITY
Share capital (note 10)	15,456,513	15,323,082	15,323,082
Unrealized foreign exchange gain	176,230	512,027	528,838
Deficit	(8,537,639)	(8,869,828)	(9,116,952)

	7,095,104	6,965,281	6,734,968

	$18,839,822	$17,406,199	$16,871,494

Commitments (note 13)
Contingent liabilities (note 14)

Approved by the Directors:

“Signed”	“Signed”
James Darby	Douglas R. Halward

Prepared by Management

CONSOLIDATED ENVIROWASTE INDUSTRIES INC.

Consolidated Statements of Operations and Deficit
For the nine months ended June 30, 2004 and 2003

	3 months	3 months	9 months	9 months
	June 30, 2004	June 30, 2003	June 30, 2004	June 30, 2003
Revenue
Bulk	$510,807	$549,467	$1,351,936	$1,334,464
Packaged products	1,135,260	1,974,112	1,915,791	2,694,844
Tipping fees	5,737,154	4,842,708	14,474,588	13,045,818

	7,383,221	7,366,287	17,742,315	17,075,126
Cost of sales (schedule)	3,944,562	4,191,592	10,130,524	10,189,406

Gross margin	3,438,659	3,174,695	7,611,791	6,885,720
Direct selling expenses (schedule)	1,334,492	1,278,011	3,248,373	2,937,049
General and administrative expenses (schedule)	1,240,101	1,210,382	3,686,084	3,549,773

Operating earnings	864,066	686,302	677,334	398,898
Other income (expense)
Interest and sundry	2,971	32,892	34,792	131,590
Provision for performance incentives	(100,535)	(54,092)	(166,375)	(54,092)
Gain (loss) on disposal of property, plant & equipment	92,504	(1,587)	254,504	55,123

Earnings before income taxes	859,006	663,515	800,255	531,519
Income taxes (note 15)	349,839	134,936	605,796	337,430

Earnings from continuing operations	509,167	528,579	194,459	194,089

Discontinued operations (note 16)
Earnings (loss) before income taxes	(120,332)	150,227	330,237	322,779
Income tax recovery	108,890	9,560	54,617	71,987

Net earnings (loss) from discontinued operations	(11,442)	159,787	384,854	394,766

Net earnings for the period	$497,725	$688,366	579,313	588,855

Deficit, beginning of period			(9,116,952)	(9,458,683)

Deficit, end of period			$(8,537,639)	$(8,869,828

Earnings per share - basic	$0.05	$0.07	$0.06	$0.06

Earnings per share - fully diluted	$0.05	$0.07	$0.06	$0.06

Weighted average number of common shares outstanding - basic	10,247,199	9,994,299	10,153,161	9,985,596

Weighted average number of common shares outstanding - fully diluted	10,258,535	10,133,484	10,164,497	10,124,781

Prepared by Management

CONSOLIDATED ENVIROWASTE INDUSTRIES INC.

Consolidated Statements of Cash Flows
For the nine months ended June 30, 2004 and 2003

	3 months	3 months	9 months	9 months
	June 30, 2004	June 30, 2003	June 30, 2004	June 30, 2003
Cash flows from (used in) operating activities
Net earnings for the period	$497,725	$688,366	$579,313	$588,855
Items not involving cash:
Amortization	610,315	554,467	1,704,390	1,728,631
(Gain) loss on disposal of property, plant and equipment	(92,504)	1,587	(388,154)	(55,123)
Unrealized foreign exchange gain (loss)	(23,269)	73,869	(352,608)	107,449
Issuance of shares for non-cash consideration	—	—	75,000	—
Future income taxes	(4,288)	45,642	10,909	91,191

	987,979	1,363,931	1,628,850	2,461,003
Cash generated from (used in) operating working capital:
Accounts receivable	(245,716)	(433,998)	(1,047,857)	(1,146,172)
Inventories	246,720	459,885	156,959	167,765
Prepaid expenses and deposits	(140,219)	(120,419)	(36,226)	(90,393)
Accounts payable and accrued liabilities	(111,723)	40,298	303,734	(335,020)
Income taxes payable	238,416	112,352	400,678	255,639
Deferred revenue	64,257	1,528	47,654	23,013
Current portion of long-term debt	74,809	(75,673)	583,579	(213,800)
Current portion of capital lease obligations	17,921	(26,245)	16,051	67,120

	1,132,444	1,321,659	2,053,422	1,189,155

Cash flows from (used in) financing activities
Increase in long-term debt, net	77,181	23,774	385,496	13,982
Decrease in obligations under capital leases, net	(79,749)	(255,565)	(374,991)	(67,444)
Increase (decrease) in loans payable	(11,358)	(17,823)	122,803	33,174
Issuance of share capital	—	—	58,431	6,660

	(13,926)	(249,614)	191,739	(13,628)

Cash flows from (used in) investing activities
Acquisition of property, plant and equipment	(567,193)	(1,898,950)	(2,524,174)	(3,373,369)
Proceeds from the sale of property, plant and equipment	103,196	4,205	403,959	138,536
Acquisition of assets under capital leases	(31,875)	(34,500)	(42,347)	(675,795)

	(495,872)	(1,929,245)	(2,162,562)	(3,910,628)

Increase (decrease) in cash and cash equivalents	622,646	(857,200)	82,599	(2,735,101)
Cash and cash equivalents, beginning of period	781,329	1,487,092	1,321,376	3,364,993

Cash and cash equivalents, end of period	$1,403,975	$629,892	$1,403,975	$629,892

Represented as:
Cash and cash equivalents	$1,853,975	$1,666,743	$1,853,975	$1,666,743
Demand loans, secured	(450,000)	(1,036,851)	(450,000)	(1,036,851)

	$1,403,975	$629,892	$1,403,975	$629,892

Prepared by Management

CONSOLIDATED ENVIROWASTE INDUSTRIES INC.

Notes to Consolidated Financial Statements
June 30, 2004 and 2003

1.	Significant Accounting Policies

(a)	Basis of Presentation

The Company follows Canadian generally accepted accounting principles in the preparation of these financial statements. All dollar amounts are reported in Canadian funds.

(b)	Basis of Consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, The Answer Garden Products Ltd., and its 72.74% owned subsidiary Bio-Waste Industries Limited, Envirowaste International Inc. (“EII”), a U.S. company, and its U.S subsidiaries, Consolidated Resource Recovery Inc. — Florida operations (“CRRI”), a Delaware corporation, and Consolidated Resource Recovery Inc. — Georgia operations (“Greencycle”), a Georgia corporation.

(c)	Use of Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period. Actual results may differ from those estimates.

(d)	Inventories

Inventories of raw materials are valued at the lower of cost and net realizable value. Inventories of work-in-process and finished goods are valued at the lower of standard cost and realizable value.

(e)	Property, Plant and Equipment

Property, plant and equipment are recorded at cost. Amortization is charged to earnings in amounts sufficient to allocate the costs over their estimated useful lives on a straight-line basis using the following annual rates pro-rated from initial utilization:

Plant	4%, 5%, 14%, 20% & 33%
Land improvements	6.7% & 8%
Equipment	10%, 15%, 20% & 33%
Office equipment	20%
Leasehold improvements	20%
Computer equipment	20%, 30%, & 33%
Bag plates and artwork	20% & 50%
Automotive equipment	20% & 30%

(f)	Assets Under Capital Leases

Assets acquired under capital leases and their related obligations are recorded at an amount equivalent to the present value of the minimum future lease payments discounted at the interest rate implicit in the agreement. Leased assets are amortized on the same basis as property, plant & equipment.

Prepared by Management

CONSOLIDATED ENVIROWASTE INDUSTRIES INC.

Notes to Consolidated Financial Statements
June 30, 2004 and 2003

1.	Significant Accounting Policies (continued)

(g)	Other Assets

Trademarks	Recorded at cost; amortized on a straight-line basis over periods of
10 years or 15 years.

Technology license	Recorded at cost; amortized on a straight-line basis over 20 years.

(h)	Foreign Currency Translation

The Company treats the operations of Envirowaste International Inc. as a self-sustaining foreign operation using the current rate method of currency translation. Unrealized translation gains or losses are presented as a component of equity.

(i)	Cash equivalents

Cash equivalents consist of highly liquid investments which are readily convertible into cash with maturities of three months or less when purchased. As at June 30, 2004, cash equivalents were $nil (June 30, 2003-$692,880; September 30, 2003 - $nil).

(j)	Income Taxes

Income taxes are accounted for using the asset and liability method pursuant to Section 3465, Income Taxes, of “The Handbook of the Canadian Institute of Chartered Accountants”. Future taxes are recognized for the tax consequences of “temporary differences” by applying enacted or substantively enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax basis of existing assets and liabilities. The effect on deferred taxes for a change in tax rates is recognized in income in the period that includes the date of enactment or substantive enactment. In addition, Section 3465 requires the recognition of future tax benefits to the extent that realization of such benefits is more likely than not.

(k)	Earnings Per Share

Earnings per share are computed as recommended by Section 3500 of the Handbook of the Canadian Institute of Chartered Accountants. Basic earnings per share is computed using the weighted average number of common shares outstanding during the year. Diluted earnings per share amounts are calculated giving effect to the potential dilution that would occur if securities or other contracts to issue common shares were exercised or converted to common shares. Under the standard, the treasury stock method is used to determine the dilutive effect of stock options and other dilutive instruments. The treasury stock method assumes that proceeds received from the exercise of stock options and warrants are used to repurchase common shares at the prevailing market rate.

(l)	Stock-Based Compensation

The Company has adopted the fair value for all direct awards of stocks and applies the fair value method in accordance with the Canadian Institute of Chartered Accountants (“CICA”) Handbook, section 3870. “Stock-Based Compensation and Other Stock-Based Payments”. The fair value of stock options is determined by the “Black-Scholes Option Pricing Model” with assumptions for risk-free interest rates, dividend yields, volatility factors of the expected market price of the Company’s common shares and an expected life of the options. The fair value of direct awards of stocks is determined by the quoted market price of the Company’s stock.

The Company did not grant any stock options during the nine months ended June 30, 2004 and, as such, no compensation expense was recognized.

Prepared by Management

CONSOLIDATED ENVIROWASTE INDUSTRIES INC.

Notes to Consolidated Financial Statements
June 30, 2004 and 2003

1.	Significant Accounting Policies (continued)

(m)	Goodwill and Other Intangible Assets

The Company follows the recommendations of the CICA Handbook, Section 3062, “Goodwill and Other Intangible Assets”, under which a recognized intangible asset should be amortized over its useful life to an enterprise unless the life is determined to be indefinite. An intangible asset with an indefinite life will not be amortized, but will be tested for impairment annually, or more frequently if events or changes in circumstances indicate that the asset might be impaired.

The impairment test will consist of a comparison of the fair value of the intangible asset with its carrying amount. When the carrying amount of the intangible asset exceeds its fair value, an impairment loss will be recognized in an amount equal to the excess and charged to operations.

2.	Inventories

	June 30,	June 30,	September 30,
	2004	2003	2003 (audited)
Raw materials and supplies	$563,251	$607,474	$749,968
Work-in-process	44,594	50,178	26,458
Finished goods	188,132	258,925	176,510

	$795,977	$916,577	$952,936

3.	Property, Plant and Equipment

	June 30,			June 30,	September 30,
	2004			2003	2003 (audited)
		Accumulated	Net Book	Net Book	Net Book
	Cost	Amortization	Value	Value	Value
Land	$2,378,050	$—	$2,378,050	$1,698,133	$1,698,133
Plant	3,234,011	922,155	2,311,856	999,320	978,470
Land improvements	1,106,029	478,684	627,345	201,040	191,695
Equipment	9,324,570	5,671,613	3,652,957	3,361,132	3,152,949
Office equipment	254,136	95,567	158,569	19,355	42,652
Leasehold improvements	168,528	153,677	14,851	34,812	29,775
Computer equipment	182,520	142,781	39,739	34,819	30,977
Bag plates and artwork	399,622	357,350	42,272	52,120	47,488
Automotive equipment	915,708	508,719	406,989	417,945	389,372
Construction-in-progress	—	—	—	1,110,271	1,754,903

	$17,963,174	$8,330,546	$9,632,628	$7,928,947	$8,316,414

4.	Assets Under Capital Leases

	June 30,			June 30,	September 30,
	2004			2003	2003 (audited)
		Accumulated	Net Book	Net Book	Net Book
	Cost	Amortization	Value	Value	Value
Equipment	$3,123,375	$1,253,889	$1,869,486	$2,469,335	$2,333,426
Office equipment	23,775	21,794	1,981	6,736	5,548

	$3,147,150	$1,275,683	$1,871,467	$2,476,071	$2,338,974

Prepared by Management

CONSOLIDATED ENVIROWASTE INDUSTRIES INC.

Notes to Consolidated Financial Statements
June 30, 2004 and 2003

5.	Other Assets

	June 30,	June 30,	September 30,
	2004	2003	2003 (audited)
Goodwill, net of accumulated amortization of $51,318 (June 30, 2003 - $49,485; September 30, 2003 - $51,318)	$21,995	$23,828	$21,995
Trademarks, net of accumulated amortization of $19,846 (June 30, 2003 - $16,750; September 30, 2003 - $17,524)	11,114	14,210	13,436
Technology license, net of accumulated amortization of $682 (June 30, 2003 - $604; September 30, 2003 - $623)	875	953	934

	$33,984	$38,991	$36,365

Goodwill represents the excess of the purchase price paid over the underlying value of the assets at the time of acquisition.

6.	Demand Loans, Secured

(a)	At June 30 2004, the Company’s subsidiary, The Answer Garden Products Ltd., had authorized credit facilities with the Royal Bank of Canada. The credit facilities include a revolving, demand operating loan of $500,000 bearing interest at the Royal Bank prime rate (“RBP”) plus 1.5% per annum, a peak period revolving demand loan of $250,000 bearing interest a RBP plus 2% per annum. The lines of credit are secured by a first charge on all property, plant and equipment, assignment of inventory, a registered general assignment of book debts of related companies, and a postponement and assignment of claim provided by two of the Company’s directors (see Note 9). The loans are subject to certain financial covenants including a minimum debt service coverage ratio and a maximum ratio of debt to tangible net worth. The Company was in compliance with these covenants at June 30, 2004.

At June 30, 2004, borrowings outstanding on the operating lines of credit were $450,000 (June 30, 2003 - $430,000; September 30, 2003 - $260,000). At June 30, 2003, the Company’s Floriida subsidiary had advances outstanding under a demand construction lending facility (since replaced with a mortgage) in the amount of Cdn$ 606,851 (US$450,387).

Prepared by Management

CONSOLIDATED ENVIROWASTE INDUSTRIES INC.

Notes to Consolidated Financial Statements June 30, 2004 and 2003

7.	Long Term Debt

	June 30,	June 30,	September 30,
	2004	2003	2003 (audited)
Notes bearing interest at rates ranging from 0% to 10.5% per annum and are repayable in up to 60 monthly installments of principal and interest through 2009, collateralized by the related equipment	$2,834,937	$2,282,662	$2,022,371
Mortgage payable bearing interest at 5.95% per annum and repayable in 35 monthly installments of Cdn $33,650 (US $25,237) including interest	905,917	—	1,149,413
Promissory note payable bearing interest at the 30-day London Interbank Offered Rate (“LIBOR”) plus 3.5% repayable in full on February 28, 2005	400,005	—	—

	4,140,859	2,282,662	3,171,784
Less: Principal due within one year	(1,662,263)	(864,308)	(1,078,684)

Long-term portion	$2,478,596	$1,418,354	$2,093,100

The mortgage and promissory note are secured by a first charge on the mortgaged property and a first security interest in all the assets of the Company’s subsidiary CRRI supported by guarantees of related companies. The mortgage and certain of the notes contain restrictive covenants, including, among others, a debt service coverage ratio and a debt to worth ratio. The Company was in compliance with or obtained a waiver for all of these covenants as of June 30, 2004.

Principal obligations due within the next five years are as follows:

2005	$1,662,263
2006	1,173,145
2007	707,894
2008	410,173
2009	187,384

$4,140,859

Prepared by Management

CONSOLIDATED ENVIROWASTE INDUSTRIES INC.

Notes to Consolidated Financial Statements
June 30, 2004 and 2003

8. Obligations Under Capital Leases

Capital lease obligations consist of leases on mobile equipment and office equipment, repayable over varying terms from 60 to 62 months at interest rates ranging from 5.3% to 12.99% per annum. Future minimum lease payments are as follows:

2005	$604,861
2006	598,626
2007	520,731
2008	144,560
2009	11,102

Minimum lease payments	1,879,880
Less: amounts representing interest	171,710

Present value of obligations under capital leases	1,708,170
Less: principal due within one year	516,421

$1,191,749

9. Loans Payable

By loan agreements, and as amended, between the Company and two of its directors and officers, the Company has borrowed a total of $2,348,673 to meet the Company’s working capital requirements. The principal is repayable on demand and bears interest at the Royal Bank of Canada prime rate plus 3.5% per annum, payable monthly. In addition to the security listed below, the Company has provided one of the directors with a guarantee and postponement of claim supported by a registered charge over the assets of its U.S. subsidiaries and agreed to repay note principal subject to certain conditions (see Commitments — Note 13)

On April 1, 1999, the Company borrowed $300,000 from a shareholder of the Company to meet the Company’s short-term working capital requirements. Under the terms of the loan agreement, the principal is repayable on demand and the loan will bear interest at the prime rate of the Royal Bank of Canada plus 3.5 per annum, payable monthly. The company repaid $150,000 of the loan on October 22, 2002.

The loans are secured by a charge on the assets of the Company, a guarantee by its subsidiary, The Answer Garden Products Ltd., supported by a charge on its assets, including a mortgage over its Abbotsford, B.C. property. The loans are subrogated to the Royal Bank of Canada debt (note 6).

While the terms of repayment for the loans are on a demand basis, the lenders will not call for repayment of the debts on or before June 30, 2005.

Prepared by Management

CONSOLIDATED ENVIROWASTE INDUSTRIES INC.

Notes to Consolidated Financial Statements
June 30, 2004 and 2003

10. Share Capital

(a)	Authorized: 50,000,000 common shares, no par value

(b)	Issued and fully paid:

	June 30, 2004		June 30, 2003		September 30, 2003 (audited)
	Number	Stated	Number	Stated	Number	Stated
	of Shares	Capital	of Shares	Capital	of Shares	Capital
Balance, beginning of period	9,994,299	$15,976,859	9,976,299	$15,970,199	9,976,299	$15,970,199
Issued during the period:
Exercise of options for cash	152,900	58,431	18,000	6,660	18,000	6,660
For financing services	100,000	75,000	—	—	—	—

	10,247,199	16,110,290	9,994,299	15,976,859	9,994,299	15,976,859
Share issue expenses	—	(653,777)	—	(653,777)	—	(653,777)

Balance, end of period	10,247,199	$15,456,513	9,994,299	$15,323,082	9,994,299	$15,323,082

(c)	The Company has directors’ and employees’ stock options outstanding as follows:

	Number	Exercise Price
	of Shares	per Share	Expiry Date
Directors	402,500	$0.60	March 14, 2007
Employees	127,000	$0.27	February 15, 2005
Employees	184,000	$0.60	March 14, 2007

	713,500

A summary of the stock option activity for the current period is as follows:

		Weighted
		Average
		Exercise
	Shares	Price
Outstanding at October 1, 2003	885,900	$0.51
Granted	—	—
Exercised	(152,900)	0.38
Cancelled	(19,500)	0.56

Outstanding at June 30, 2004	713,500	$0.54

Options outstanding and exercisable at June 30, 2004 are as follows:

				Weighted	Weighted
				Average	Average
			Average	Exercise	Exercise
Range of			Remaining	Price on	Price on
Exercise	Number	Number	Contractual	Outstanding	Exercisable
Prices	Outstanding	Exercisable	Life (years)	Options	Option
$0.27 - $0.60	713,500	713,500	2.20	$0.54	$0.54

On March 4, 2003, the Company adopted a share option plan subject to the rules and policies of the TSX Venture Exchange. A maximum of 1,995,260 common shares of the Company are issuable under the plan, including 911,900 options outstanding on the date of adoption.

Prepared by Management

CONSOLIDATED ENVIROWASTE INDUSTRIES INC.

Notes to Consolidated Financial Statements
June 30, 2004 and 2003

11. Related Party Transactions

Included in accounts payable and accrued liabilities at June 30, 2004 were amounts aggregating $372,732 (June 30, 2003 - $416,599; September 30, 2003 - $390,482) payable to directors of the Company for accrued management remuneration, expense reimbursements, and accrued loan interest. In addition to loans, as detailed in Note 9, the Company had the following transactions with related parties:

	June 30,	June 30,	September 30,
	2004	2003	2003 (audited)
Management remuneration	$209,343	$260,750	$401,697
Interest and loan fees	209,902	134,527	181,425

	$419,245	$395,277	$583,122

Management is of the opinion that the terms and conditions of the above noted transactions are consistent with standard business practice.

12. Geographically Segmented Information

Nine months ended June 30, 2004:	Canada	United States	Consolidated
Sales to unaffiliated customers	$2,581,457	$15,160,858	$17,742,315
Inter-segment revenue (expense)	549,094	(549,094)	—

Total revenue	$3,130,551	$14,611,764	$17,742,315

Net income (loss) before income taxes	$(195,760)	$1,326,252	$1,130,492
Income tax expense	—	551,179	551,179

Net income (loss) for the period	$(195,760)	$775,073	$579,313

Identifiable assets on June 30, 2004	$3,167,695	$15,672,127	$18,839,822

Nine months ended June 30, 2003:	Canada	United States	Consolidated
Sales to unaffiliated customers	$3,243,570	$13,831,556	$17,075,126
Inter-segment revenue (expense)	513,375	(513,375)	—

Total revenue	$3,756,945	$13,318,181	$17,075,126

Net income before income taxes	$17,445	$836,853	$854,298
Income tax expense	—	265,443	265,443

Net income (loss) for the period	$17,445	$571,410	$588,855

Identifiable assets on June 30, 2003	$4,136,065	$13,270,134	$17,406,199

Year ended September 30, 2003 (audited):	Canada	United States	Consolidated
Sales to unaffiliated customers	$3,579,117	$20,778,973	$24,358,090
Inter-segment revenue (expense)	661,627	(661,627)	—

Total revenue	$4,240,744	$20,117,346	$24,358,090

Net income (loss) before income taxes	$(264,885)	$913,162	$648,277
Income tax expense	—	306,546	306,546

Net income (loss) for the year	$(264,885)	$606,616	$341,731

Identifiable assets on September 30, 2003	$2,921,990	$13,949,504	$16,871,494

Prepared by Management

CONSOLIDATED ENVIROWASTE INDUSTRIES INC.

Notes to Consolidated Financial Statements
June 30, 2004 and 2003

13. Commitments

CRRI has entered into an employment agreement with a certain member of management through December 31, 2006. This agreement provides for a total monthly salary of approximately Cdn $13,262 (US$ 9,946) and participation in a bonus pool based on pre-tax net profit, as defined. The salary base increases annually based on the consumer price index.

The Company has entered into operating leases for certain machinery, equipment and office space. Rental expense under these leases was approximately Cdn$1,287,685 (including US$915,764) for the nine months ended June 30, 2004. Minimum future rental payments under these leases are as follows:

2005	$1,479,653
2006	440,972
2007	152,543
2008	—
2009	—

$2,073,168

Pursuant to an agreement with one of its directors (see Note 9), the Company has committed to make principal repayments on his loan on or before February 28th of the year following, equivalent to 10% of its annual consolidated pre-tax profit, subject to certain restrictions.

14. Contingent Liabilities

The Company has an irrevocable $10,000 letter of credit issued as a performance guarantee to one of its customers under the terms of a green waste processing contract.

Prepared by Management

CONSOLIDATED ENVIROWASTE INDUSTRIES INC.

Notes to Consolidated Financial Statements
June 30, 2004 and 2003

15. Income Taxes

The provision for income taxes from continuing operations is comprised of the following:

	June 30,	June 30,
	2004	2003
Income tax from U.S. operations	$551,179	$265,443
Income tax expense (recovery) from Canadian operations	(97,880)	8,722

	453,299	274,165
Valuation allowance on Canadian operations	97,880	(8,722)

Income tax expense	$551,179	$265,443

At June 30, 2004, management is of the opinion that the “more likely than not” criteria have been met with respect to the U.S. operations and in accordance with generally accepted accounting principles, the Company has recognized the future income tax (“FIT”) benefits arising from loss carry-forwards of prior years and other timing differences which has resulted in the FIT assets in the current year.

With respect to the Canadian operations, management has claimed a valuation allowance equal to future income tax benefits arising from their loss carry forwards, reflecting the position that these tax assets, more likely than not, will not be realized.

At June 30, 2004, the Company had, for Canadian tax purposes, operating losses aggregating approximately $2,600,000 expiring at various times through 2010 and for U.S. tax purposes, approximately US$ 63,200 in net operating losses available to offset future income expiring at various times through 2021.

16. Discontinued Operations

The Company has elected to wind down the operations of Greencycle, its Georgia subsidiary over the next six months, and as such, the results of its operations are presented separately on a comparative basis. The Company has provided for all costs of closing the operation including processing materials on its sites in accordance with contractual committments estimated to be $189,900 (US $142,400). Upon completion of these committments, all assets and key personnel will be deployed and fully utilized in the Florida based operations. No additional incremental costs are anticipated.

17. Financial Instruments

The Company’s financial instruments consist of cash and cash equivalents, accounts receivable, demand loans, accounts payable and accrued liabilities, loans payable, and long-term debt. It is management’s opinion that the Company is not exposed to significant interest, currency, or credit risks arising from these financial instruments. The fair values of these financial instruments approximate their carrying values.

Prepared by Management

CONSOLIDATED ENVIROWASTE INDUSTRIES INC.

Notes to Consolidated Financial Statements
June 30, 2004 and 2003

18. Subsequent events

The following events took place subsequent to June 30, 2004:

(a)	The Company has granted an employee option to purchase up to 60,000 Common shares of the Company at $0.44 per share expiring on July 7, 2009. The options will vest as to 20,000 shares on each of December 31, 2004, 2005 and 2006, provided in each case that the employee is still employed by the Company.

(b)	The Company’s Florida subsidiary has purchased two pieces of equipment and is in the process of selling an existing piece of equipment. CRRI has financed the purchase under capital leases totalling $1,225,600 (US$ 919,200) and paid out an existing note for $383,660 (US$ 287,750). The leases, secured by the equipment, are repayable in 60 monthly installments of $23,765 (US$ 17,825) including imputed interest of 6.15% per annum.

Prepared by Management

CONSOLIDATED ENVIROWASTE INDUSTRIES INC.

Schedules of Consolidated Cost of Sales
For the nine months ended June 30, 2004 and 2003

	3 months	3 months	9 months	9 months
	June 30, 2004	June 30, 2003	June 30, 2004	June 30, 2003
Direct Materials
Inventory, beginning of period	$736,012	$715,717	$749,968	$712,527
Purchases of direct materials and subtrades	581,303	892,566	1,318,886	1,722,767
Testing	4,032	4,156	19,405	15,513

Cost of direct materials available for use	1,321,347	1,612,439	2,088,259	2,450,807
Less: Inventory, end of period	(563,251)	(607,474)	(563,251)	(607,474)

Direct materials used	758,096	1,004,965	1,525,008	1,843,333
Direct labour	968,420	893,383	2,693,741	2,520,901
Manufacturing overhead	2,144,087	1,941,602	5,941,533	5,762,460

Manufacturing costs incurred for the period	3,870,603	3,839,950	10,160,282	10,126,694
Work-in-process, beginning of period	46,493	51,234	26,458	55,697

	3,917,096	3,891,184	10,186,740	10,182,391
Less: Work-in-process, end of period	(44,594)	(50,178)	(44,594)	(50,178)

Cost of goods manufactured	3,872,502	3,841,006	10,142,146	10,132,213
Finished goods, beginning of period	260,192	609,511	176,510	316,118

	4,132,694	4,450,517	10,318,656	10,448,331
Less: Finished goods, end of period	(188,132)	(258,925)	(188,132)	(258,925)

Cost of sales for the period	$3,944,562	$4,191,592	$10,130,524	$10,189,406

Prepared by Management

CONSOLIDATED ENVIROWASTE INDUSTRIES INC.

Schedules of Consolidated Direct Selling Expenses
For the nine months ended June 30, 2004 and 2003

	3 months	3 months	9 months	9 months
	June 30, 2004	June 30, 2003	June 30, 2004	June 30, 2003
Advertising	$16,017	$18,323	$35,138	$44,617
Amortization - bag plates and artwork	4,950	4,632	14,327	13,811
Automobile	1,650	990	4,950	2,970
Bad debts	15,718	21,013	36,868	47,102
Commissions	2,100	2,100	6,300	6,300
Discounts and allowances	56,005	82,611	78,844	110,634
Entertainment and promotion	150	444	2,306	1,571
Freight out	1,111,077	1,041,668	2,726,668	2,419,460
Marketing consulting	6,559	6,559	28,628	20,821
Miscellaneous	13,245	16,236	31,347	27,564
Travel	107,021	83,435	282,997	242,199

Direct selling expenses	$1,334,492	$1,278,011	$3,248,373	$2,937,049

Prepared by Management

CONSOLIDATED ENVIROWASTE INDUSTRIES INC.

Schedules of Consolidated General and Administrative Expenses
For the nine months ended June 30, 2004 and 2003

	3 months	3 months	9 months	9 months
	June 30, 2004	June 30, 2003	June 30, 2004	June 30, 2003
Advertising	$7,562	$6,025	$22,540	$34,350
Amortization	128,131	68,154	370,144	211,286
Automobile	7,814	7,615	23,573	25,358
Bank charges and interest	3,621	5,477	9,102	16,355
Business taxes, licenses and fees	18,355	15,607	55,639	48,823
Consulting fees	33,791	46,203	105,799	131,761
Education and training	6,628	10,253	17,207	24,004
Entertainment and promotion	17,913	17,265	46,574	45,318
Foreign exchange loss (gain)	(1,416)	2,830	3,429	(6,525)
Insurance	7,206	6,858	22,120	18,606
Interest on long-term debt	141,267	144,768	479,599	427,960
Management remuneration	70,941	110,376	209,343	260,750
Miscellaneous	9,724	6,696	33,564	22,222
Office and stationery	34,254	26,932	116,792	64,524
Professional fees	59,333	81,272	164,894	192,828
Rent and office services	27,123	29,114	79,627	97,547
Shareholder relations	6,908	6,824	25,630	27,165
Telephone	38,060	40,834	107,214	113,035
Transfer agent and filing fees	10,162	9,165	25,763	21,330
Travel	22,732	21,615	56,012	68,955
Wages and benefits	589,992	546,499	1,711,519	1,704,121

General and administrative expenses	$1,240,101	$1,210,382	$3,686,084	$3,549,773

Prepared by Management

CONSOLIDATED ENVIROWASTE INDUSTRIES INC.

QUARTERLY REPORT FOR THE THIRD
QUARTER ENDED JUNE 30, 2004

SCHEDULE A: FINANCIAL INFORMATION

See accompanying unaudited financial statements for the nine months ended June 30, 2004.

SCHEDULE B: SUPPLEMENTARY INFORMATION

1.	Analysis of expenses and deferred costs:

See accompanying unaudited financial statements for the nine months ended June 30, 2004.

2.	Related party transactions:

See Note 11 to the financial statements.

3.(a)	Summary of securities issued:

See Note 10 to the financial statements.

3.(b)	Summary of options granted:

See Note 10(c) to the financial statements.

4.(a)	Summary of authorized share capital:

See Note 10(a) to the financial statements.

4.(b)	Number and recorded value of shares issued:

See Note 10(b) to the financial statements.

4.(c)	Description of options, warrants and convertible securities:

See Note 10(c) to the financial statements.

4.(d)	Shares subject to escrow or pooling agreements: None

5.(a)	Directors:

Douglas R. Halward Derrick M. J. Rolfe
James E. H. Darby Richard J. M. Chase

5.(b)	Officers:

James E. H. Darby–Chairman, Chief Executive Officer and Secretary
Douglas R. Halward–President

SCHEDULE C: MANAGEMENT DISCUSSION

See accompanying Management Discussion.

MANAGEMENT DISCUSSION AND ANALYSIS
June 30, 2004

Information About Industry Segments

Consolidated Envirowaste Industries Inc. (the “Company”) is a leading processor of wood and other organic wastes in Western Canada, Florida and Georgia. The Company markets and supplies biomass boiler fuel for electric generation facilities, charcoal manufacturers and pulp and paper mills in the U.S. as well as bulk landscaping products in each of these regions, and packaged soil products to major Western Canadian retailers.

The following information should be read in conjunction with Consolidated Envirowaste Industries Inc.’s unaudited consolidated financial statements for the nine months ended June 30, 2004 and related notes, which are prepared in accordance with Canadian generally accepted accounting principles. Segmented information on the Canadian and US operating units are presented in note 12 of the unaudited consolidated financial statements and a discussion of the operating results is presented below according to these operating units.

Overall Results

The Company has reported third quarter net earnings for the three months ended June 30, 2004 of $497,725 or $0.05 per share ($0.05 fully-diluted) compared to net earnings of $688,366 or $0.07 per share ($0.07 fully-diluted) for the comparable quarter of 2003. For the nine months ended June 30, 2004 the Company had net earnings of $579,313 or $0.06 per share ($0.06 fully-diluted) compared to net earnings of $588,855 or $0.06 per share ($0.06 fully-diluted) for the same nine months of 2003.

The Company has elected to wind down the operations of its Georgia subsidiary over the next six months, and, as such, the results of the Georgia operations are presented separately as net after tax earnings from discontinued operations on a comparative basis. Included in net earnings for the three months ended June 30, 2004 is a net after tax loss of $11,442 compared to net earnings after tax of $159,787 for the June 30, 2003 quarter. Results for the nine months ended June 30, 2004 included net after tax earnings of $384,854 compared to net earnings after tax of $394,766 for the comparable period of 2003.

Third quarter revenues from continuing operations were comparable to revenues for the third quarter of 2003 as revenue from tipping rose 18% over the comparable quarter of 2003 while revenue from bulk and packaged products declined 7% and 42% respectively. Overall sales from continuing operations for the 2004 nine month period were impacted by translation differences in the Canadian dollar, as it rose 10% against the US dollar over the comparative nine month period of 2003. Total revenue increased just over $667,000 or 4% with revenue from tipping increasing 11% and sales of packaged product declining by 30% compared to the nine months ended June 30, 2004.

As in the first quarter of 2004, the Company improved gross margins for both the quarter and the nine month periods over 2003. Increased activity levels and new business resulted in an increase in selling expenses (primarily material removal from sites in our U.S. operations) over comparable periods in 2003 which were offset by lower freight volumes in the Canadian packaged products sector.

Pre-tax earnings from continuing operations increased $269,000 over the first nine months of 2003 and were augmented by gains on equipment dispositions of $255,000. Cash flows from operations after changes in non-cash working capital items in the third quarter fell $189,000 over the comparable quarter of 2003 and increased by $864,000 compared to the nine months ended June 30, 2003 when the Florida subsidiary was constructing its new facilities.

US Operations

Second quarter revenue from continuing operations of Cdn $5.9 million grew 16%, while revenue at Cdn $15.1 million for the first nine months of 2004, increased 10% over the comparable periods of last year while being unfavourably affected by currency translation differences.

Our core business from local municipal work as well as revenue derived from private sector processing continued to improve compared to last year as the U.S. economy recovered and storm activity was higher than in the first nine months of the 2003 fiscal year. Gross margins improved, both for the quarter and the nine month period compared to the same periods last year, and the increase in activity and new business increased selling costs–primarily freight costs associated with material removal from the sites–and improved operating income. Net earnings were augmented by a Cdn $295,000 gain on disposition of equipment in the U.S. units.

Cash flows from operating activities for the third quarter were similar to that of fiscal 2003’s third quarter with the exception of unfavourable currency translation differences. Cash flows from operating activities after changes in non-cash working capital for the nine months ended June 30, 2004 increased by Cdn $288,000 compared to the nine months ended June 30, 2003. Cash and cash equivalents were $1 million higher than June 30, 2003 when cash was being used to construct its new facilities.

Canadian Operations

Revenues declined 35% in the third quarter and 21% for the nine months ended June 30,2004 over the comparable periods of 2003. Tipping fees and bulk sales improved as a result of warm, mild weather on the Canadian west coast, while packaged product sales were impacted by competitive pressures and soft sales as a result of poor weather conditions on the Canadian Prairies and Eastern Ontario. Lower volumes and under utilized capacity impacted operating results, however, measures to control costs and adjust production to changes in the market served to improve cashflows from operations after working capital changes by $527,000 compared to the nine months ended June 30, 2003.

Liquidity and Capital Resources

The Company’s working capital is adequate for its present needs even though it has declined from that of June 30, 2003 as internal funds were utilized to construct the Florida subsidiary’s new facilities and to purchase the property on one of its operating sites in the second quarter of the current fiscal year. The Company continues to generate strong cashflows with cash and equivalents more than double that of June 30, 2003.

Outlook

As anticipated, weather patterns, rising costs, competition and comparative Canadian and U.S. exchange rates have impacted operations throughout the first three quarters of this fiscal year and should continue to do so in the remaining quarter. We will continue to focus on operating level adjustments as events unfold.

[signed]	[signed]

James E. Darby	Douglas R. Halward
Chairman and Chief Executive Officer	President